Exhibit 99.7

ARIES MARITIME TRANSPORT LIMITED
and
INVESTMENT BANK OF GREECE,
as warrant agent

WARRANT AGREEMENT
Dated as of October 13, 2009

 -ii-

          WARRANT AGREEMENT, dated as of October 13, 2009, between Aries Maritime Transport Limited, a Bermuda company (the “Company”), and Investment Bank of Greece, as warrant agent (the “Warrant Agent”).
     WHEREAS, the Company proposes to issue 5,000,000 Common Stock Purchase Warrants, as hereinafter described (the “Warrants”), which in the aggregate initially entitle the holders thereof to purchase 5,000,000 shares of Common Stock of the Company (the “Common Stock”) (the Common Stock issuable on exercise of the Warrants being referred to herein as the “Warrant Shares”) in connection with the issuance of $145,000,000 principal amount of the Company’s 7% Convertible Senior Notes (the “Notes”) pursuant to that certain Indenture, dated as of October 13, 2009, between the Company and Marfin Egnatia Bank Societe Anonyme, as trustee (the “Indenture”), that certain Note Purchase Agreement, dated October 13, 2009, among the Company, Investment Bank of Greece and the other purchasers named therein, and that certain Note Purchase Agreement, dated October 13, 2009, among the Company, Focus Maritime Corp. and the other purchasers named therein;
     WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, transfer, exchange and exercise of Warrants and other matters as provided herein;
     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:
     SECTION 1. Appointment of Warrant Agent.
     The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions set forth hereinafter in this Agreement, and the Warrant Agent hereby accepts such appointment.
     SECTION 2. Warrant Certificates.
     The certificates evidencing the Warrants (the “Warrant Certificates”) to be delivered pursuant to this Agreement shall be in registered form only and shall be substantially in the form set forth in Exhibit A attached hereto.
     SECTION 3. Execution of Warrant Certificates.
     Warrant Certificates shall be signed on behalf of the Company by its Chairman of the Board or its President or a Vice President and by its Secretary or an Assistant Secretary. Each such signature upon the Warrant Certificates may be in the form of a facsimile signature of the present or any future Chairman of the Board, President, Vice President, Secretary or Assistant Secretary and may be imprinted or otherwise reproduced on the Warrant Certificates and for that purpose the Company may adopt and use the facsimile signature of any person who shall have been Chairman of the Board, President, Vice President, Secretary or Assistant Secretary, notwithstanding the fact that at the time the Warrant Certificates shall be countersigned and delivered or disposed of he or she shall have ceased to hold such office.
     In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer before the Warrant Certificates so signed shall have been countersigned by the Warrant Agent, or disposed of by the Company, such Warrant Certificates nevertheless may be countersigned and delivered or disposed of as though such person had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Warrant Agreement any such person was not such officer. Warrant Certificates shall be dated the date of countersignature by the Warrant Agent.
     SECTION 4. Registration and Countersignature.
     The Warrant Agent, on behalf of the Company, shall hold the Warrants unnumbered and unregistered. The Warrant Agent shall, upon written instructions of the Chairman of the Board, the President, a Vice President, the Treasurer or the Chief Financial Officer of the Company, initially countersign, issue and deliver Warrants collectively for all Warrants outstanding entitling the holders thereof to purchase not more than the number of Warrant Shares referred to above in the first recital hereof and shall number and register such Warrants in the names, denominations and exercisable for such number of Warrant Shares as determined by the Warrant Agent. Warrant Certificates shall be manually countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned.
     The Company and the Warrant Agent may deem and treat the registered holder(s) of the Warrant Certificates as the absolute owner(s) thereof (notwithstanding any notation of ownership or other writing thereon made by anyone), for all purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.
     SECTION 5. Registration of Transfers and Exchanges.
     The Warrant Agent shall from time to time, subject to the limitations of Section 6 hereof, register the transfer of any outstanding Warrant Certificates upon the records to be maintained by it for that purpose, upon surrender thereof duly endorsed or accompanied (if so required by the Warrant Agent) by a written instrument in the form attached hereto as Exhibit B (the “Transfer Form”), duly executed by the registered holder or holders thereof or by a duly authorized attorney. Upon any such registration of transfer, a new Warrant Certificate or Warrant Certificates representing in the aggregate the same number of Warrants shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be cancelled by the Warrant Agent. Cancelled Warrant Certificates shall thereafter be disposed of by the Warrant Agent in its customary manner, and the Warrant Agent shall certify such disposal to the Company.
     The Warrant holders agree that they shall give five days’ prior written notice of transfer to the Company and that prior to any proposed transfer of the Warrants or of the Warrant Shares, if such transfer is not made pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”), the Warrant holders shall deliver to the Company:
     (1) an opinion of counsel satisfactory to the Warrant Agent and the Company that the Warrant or Warrant Shares may be transferred without registration under the Act;
     (2) customary representations and warranties, and covenants, regarding the transferee and the investment that are satisfactory to the Company signed by the proposed transferee;
     (3) the Warrant Certificate accompanied by a duly executed Transfer Form or other instrument of transfer in such form as the Company or the Warrant Agent may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may reasonably be required by the Company or the Warrant Agent;

     (4) an agreement by such transferee to the placement of the restrictive investment legend set forth below on the Warrant or the Warrant Shares; and
     (5) an agreement by such transferee to be bound by the provisions of this Agreement.
     The Warrant holders agree that each certificate representing Warrant Shares will bear a legend in substantially the following form:
THE SECURITIES EVIDENCED OR CONSTITUTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE REGISTRATION PROVISIONS OF SAID ACT HAVE BEEN COMPLIED WITH OR UNLESS THE COMPANY AND THE WARRANT AGENT HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE WARRANT AGENT AND THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
     Subject to the terms of this Agreement, Warrant Certificates may be exchanged at the option of the holder(s) thereof, when surrendered to the Warrant Agent at its principal office, which is currently located at the address listed in Section 17 hereof, for other Warrant Certificates representing in the aggregate the same number of Warrants. Any holder desiring to exchange a Warrant Certificate shall deliver a written request to the Warrant Agent, and shall surrender, duly endorsed or accompanied (if so required by the Warrant Agent) by a written instrument or instruments of transfer in form satisfactory to the Warrant Agent, the Warrant Certificate or Certificates to be so exchanged.
     Warrant Certificates surrendered for exchange shall be cancelled by the Warrant Agent. Such cancelled Warrant Certificates shall then be disposed of by such Warrant Agent in its customary manner, and the Warrant Agent shall certify such disposal to the Company.
     The Warrant Agent is hereby authorized to countersign, in accordance with the provisions of this Section 5 and of Section 4 hereof, the new Warrant Certificates required pursuant to the provisions of this Section 5.
     The Warrant Agent shall keep or cause to be kept books in which it shall register Warrant Certificates in accordance with Section 3 and transfers, exchanges and cancellations of outstanding Warrant Certificates in accordance with this Section 5 or Section 6 (the “Warrant Register”) and shall provide a copy of such Warrant Register to the Company. Until a Warrant Certificate is transferred in the Warrant Register, the Company and the Warrant Agent may treat the person in whose name the Warrant Certificate is registered as the absolute owner thereof and of the Warrants represented thereby for all purposes, notwithstanding any notice to the contrary. Neither the Company nor the Warrant Agent will be liable or responsible for any registration or transfer of any Warrants that are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary.
     SECTION 6. Terms of Warrants.
     The initial exercise price per share at which Warrant Shares shall be purchasable upon the exercise of Warrants (the “Exercise Price”) shall be $2.00 per share.
     Subject to the terms of this Agreement, each Warrant holder shall have the right, which may be exercised prior to 5:00 p.m., New York City Time on October 13, 2015, to receive from the Company the number of fully paid and nonassessable Warrant Shares which the holder may at the time be entitled to receive on exercise of such Warrants and upon payment of the Exercise Price then in effect for such Warrant Shares.
     In the alternative, each Warrant holder shall have the right to convert the Warrants into Warrant Shares as provided in this Section 6 (the “Conversion Right”) at any time or from time to time during the exercise period provided that the Fair Market Value of one Warrant Share at the time of exercise is greater than the Exercise Price. Upon exercise of the Conversion Right, the Company shall deliver to such holder (without payment by the holder of any exercise price or any cash or other consideration) that number of fully paid and nonassessable Warrant Shares computed using the following formula:

     where
     X = the number of Warrant Shares to be delivered to the holder;
     Y = the number of Warrant Shares that would have been delivered to the holder if the holder had paid the Exercise Price in full for all converted Warrants;
     A = the Fair Market Value of one Warrant Share at the time of exercise; and
     B = the Exercise Price (on the Conversion Date).
     For purposes of this Section 6, “Fair Market Value” shall be (1) if the Common Stock is reported on an interdealer quotation system, the last reported sales price per share, or if there is no reported sales price, the average of the last bid and ask per share of the Common Stock on the trading day immediately prior to the exercise date, (2) if the Common Stock is listed on a securities exchange, the average of the closing prices of the Common Stock for the five consecutive trading days on the principal securities exchange on which the Common Stock is so listed, or (3) if the Common Stock is not so reported or listed, as reasonably determined by the Company’s Board of Directors as supported by an opinion of a nationally recognized investment banking firm.
     Each Warrant not exercised prior to 5:00 p.m. New York City Time on October 13, 2015 shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time. No adjustments as to dividends will be made upon exercise of the Warrants.
     A Warrant may be exercised upon surrender to the Company at the principal office of the Warrant Agent, which is currently located at the address listed in Section 17 hereof, of the certificate or certificates evidencing the Warrants to be exercised with the form of election to purchase on the reverse thereof duly filled in and signed and such other documentation as the Warrant Agent may reasonably request, and upon payment to the Warrant Agent for the account of the Company of the Exercise Price which is set forth in the form of Warrant Certificate attached hereto as Exhibit A as adjusted as herein provided, for the number of Warrant Shares in respect of which such Warrants are then exercised. Payment of the aggregate Exercise Price, if required, shall be made in cash or by certified or official bank check payable to the order of the Company in New York Clearing House Funds, or the equivalent thereof.
     Subject to the provisions of Section 7 hereof, upon such surrender of Warrants and payment of the Exercise Price, the Warrant Agent shall deliver to the Company the notice of exercise and thereupon, the Company shall issue and cause to be delivered with all reasonable dispatch to and in such name or names as the Warrant holder may designate, a certificate or certificates for the number of full Warrant

Shares issuable upon the exercise of such Warrants together with cash as provided in Section 12 hereof; provided, however, that if the Company proposes to effect a transaction which would require that notice be given to the Warrant holders pursuant to Section 13(c) hereof, upon such surrender of Warrants and payment of the Exercise Price as aforesaid, the Company shall, as soon as reasonably practicable, but in any event not later than three business days thereafter, issue and cause to be delivered the full number of Warrant Shares issuable upon the exercise of such Warrants in the manner described in this sentence together with cash as provided in Section 12 hereof. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Exercise Price.
     The Warrants shall be exercisable, at the election of the holders thereof, either in full or from time to time in part and, in the event that a certificate evidencing Warrants is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the date of expiration of the Warrants, a new certificate evidencing the remaining Warrant or Warrants will be issued, and the Warrant Agent is hereby irrevocably authorized to countersign and to deliver the required new Warrant Certificate or Certificates pursuant to the provisions of this Section 6 and of Section 4 hereof, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose. The Warrant Agent may assume that any Warrant presented for exercise is permitted to be so exercised under applicable law and shall have no liability for acting in reliance on such assumption, except where the Warrant Agent has actual knowledge that such Warrant is not permitted to be exercised.
     All Warrant Certificates surrendered upon exercise of Warrants shall be canceled by the Warrant Agent. Such canceled Warrant Certificates shall then be disposed of by the Warrant Agent in its customary manner and certify such disposal to the Company. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all monies received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.
     The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the holders with reasonable prior written notice during normal business hours at its office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.
     SECTION 7. Payment of Taxes.
     The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     SECTION 8. Mutilated or Missing Warrant Certificates.
     In case any of the Warrant Certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue and the Warrant Agent shall countersign, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence reasonably satisfactory to the Company and the Warrant Agent of such loss, theft or destruction of such Warrant Certificate and indemnity, if requested, also reasonably satisfactory to the Company and the Warrant Agent. Applicants for such new Warrant Certificates must pay such reasonable charges as the Company may prescribe.
     SECTION 9. Reservation of Warrant Shares.
     The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants. The Warrant Agent shall have no duty to verify availability of such shares set aside by the Company.
     The Company or, if appointed, the transfer agent for the Common Stock (the “Transfer Agent”) and every subsequent transfer agent for any shares of the Company’s Common Stock issuable upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company’s Common Stock issuable upon the exercise of the rights of purchase represented by the Warrants.
     The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent the stock certificates required to honor outstanding Warrants upon exercise thereof in accordance with the terms of this Agreement. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 12 hereof. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto, transmitted to each holder pursuant to Section 13 hereof.
     The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon payment of the Exercise Price therefor and issue, be fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof.
     SECTION 10. Obtaining Stock Exchange Listings.
     All of the Warrant Shares are listed on The NASDAQ Global Select Market. The Company will from time to time take all actions which may be necessary so that the Warrant Shares, immediately upon their issuance upon the exercise of Warrants, are listed on The NASDAQ Global Select Market or The New York Stock Exchange.

     SECTION 11. Adjustments.
     (a) Capitalized terms used but not defined in this Section 11 shall have the respective meanings ascribed thereto in the Indenture.
(b) The number of Warrant Shares issuable upon the exercise of a Warrant shall be adjusted from time to time by the Company as follows:
     (i) If the Company issues shares of Common Stock as a dividend or distribution to all holders of the outstanding Common Stock on shares of Common Stock, or if the Company effects a share split or share combination, the number of Warrant Shares issuable upon the exercise of a Warrant will be adjusted based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant immediately after the open of business on the Ex-Dividend Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;
          OS0 = the number of shares of Common Stock outstanding immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and
          OS' = the number of shares of Common Stock outstanding immediately after such dividend or distribution, or the effective date of such share split or share combination, as the case may be.
          Such adjustment shall become effective immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution, or the effective date for such share split or share combination. If any dividend or distribution of the type described in this Section 11(b)(i) is declared but not so paid or made, or the outstanding shares of Common Stock are not split or combined, as the case may be, the number of Warrant Shares issuable upon the exercise of a Warrant shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or split or combine the outstanding shares of Common Stock, as the case may be, to the number of Warrant Shares issuable upon the exercise of a Warrant that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.
     (ii) In case the Company shall distribute to all or substantially all holders of its Common Stock any rights, options or warrants entitling them for a period of not more than sixty days after the declaration date of such distribution to subscribe for or purchase shares of the Common Stock, at a price per share less than the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the declaration date for such distribution, the number of Warrant Shares issuable upon the exercise of a Warrant shall be adjusted based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to the open of business on the Ex-Dividend Date for such distribution;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant immediately after the open of business on the Ex-Dividend Date for such distribution;
          OS0 = the number of shares of the Common Stock that are outstanding immediately prior to the open of business on the Ex-Dividend Date for such distribution;
          X = the total number of shares of the Common Stock issuable pursuant to such rights, options or warrants; and
          Y = the number of shares of the Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of Common Stock over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date relating to such distribution of such rights, options or warrants.
          Such adjustment shall be successively made whenever any such rights, options or warrants are distributed and shall become effective immediately after the opening of business on the Ex-Dividend Date for such distribution. The Company shall not issue any such rights, options or warrants in respect of shares of the Common Stock held in treasury by the Company. To the extent that shares of the Common Stock are not delivered after the expiration of such rights, options or warrants, the number of Warrant Shares issuable upon the exercise of a Warrant shall be readjusted to the number of Warrant Shares issuable upon the exercise of a Warrant that would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, the number of Warrant Shares issuable upon the exercise of a Warrant shall again be adjusted to be the number of Warrant Shares issuable upon the exercise of a Warrant that would then be in effect if such Ex-Dividend Date for such distribution had not been fixed.
          In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of the Common Stock at less than such Last Reported Sale Price of the Common Stock, and in determining the aggregate offering price of such shares of the Common Stock, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.
          In the event that the Company issues rights, options or warrants and as a result of such issuance the number of Warrant Shares issuable upon the exercise of a Warrant would be subject to adjustment pursuant to the terms of this Section 11(b)(ii) and Section 11(b)(iii) and/or Section 11(d)(ii) below, then the number of Warrant Shares issuable upon the exercise of a Warrant shall equal the greater of: (x) the number of Warrant Shares issuable upon the exercise of a Warrant as adjusted pursuant to this Section 11(b)(ii), (y) the number of Warrant Shares issuable upon the exercise of a Warrant as adjusted pursuant to Section 11(b)(iii), if applicable, or (z) the number of Warrant Shares issuable upon the exercise of a warrant as adjusted pursuant to Section 11(d)(ii), if applicable.
          In no event shall the number of Warrant Shares issuable upon the exercise of a Warrant be decreased pursuant to this Section 11(b)(ii).

     (iii) In case the Company shall issue to any person Common stock or any options, warrants or other rights (including debt or other securities convertible into or exchangeable for Common Stock, but excluding the Notes) entitling the holders thereof to subscribe for, purchase or otherwise acquire shares of the Common Stock, in either case at a price per share which, on the date of such issuance, is lower than the average of the Last Reported Sale Prices of the Common Stock on the ten Trading Days immediately preceding the date of such issuance (any such issuance, a “Down Round Issuance”), the number of Warrant Shares issuable upon the exercise of a Warrant shall be adjusted based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to such Down Round Issuance;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant immediately after such Down Round Issuance;
          OS0 = the number of shares of the Common Stock that are outstanding immediately prior to such Down Round Issuance;
          X = the total number of shares of the Common Stock issued or offered for subscription, purchase or other acquisition pursuant to the Down Round Issuance; and
          Y = the number of shares of the Common Stock which the aggregate offering price (if any) of the total number of shares of Common Stock issued or offered pursuant to the Down Round Issuance would purchase if the price per share of the Common Stock were equal to the average of the Last Reported Sale Prices of Common Stock over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the date of such Down Round Issuance.
          Any adjustment made in accordance with this Section 11(b)(iii) shall become effective immediately after the opening of business on the date of the Down Round Issuance.
          Upon the expiration of any options, warrants or other rights for which an adjustment is made pursuant to this Section 11(b)(iii), or if any thereof shall not have been exercised, the number of Warrant Shares issuable upon the exercise of a Warrant shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only shares of Common Stock offered as described in the first sentence of this Section 11(b)(iii) were the shares of Common Stock, if any, actually issued or sold upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such options, warrants or other rights whether or not exercised; provided that no such readjustment shall have the effect of decreasing the number of Warrant Shares issuable upon the exercise of a Warrant by any amount in excess of the amount of the adjustment initially made in respect to the issuance, sale or grant of such options, warrants or other rights. If there is any change in the rights described in this Section 11(b)(iii), the number of Warrant Shares issuable upon the exercise of a Warrant shall be readjusted to such number as would have been obtained had the adjustment made upon the issuance of such options, warrants or other rights been made upon the basis of such change, subject to any adjustment required pursuant to the prior sentence of this Section 11(b)(iii).

          In determining whether any options, warrants or other rights entitle the holders to subscribe for or purchase shares of the Common Stock at less than such Last Reported Sale Price of the Common Stock, and in determining the aggregate offering price of such shares of the Common Stock, there shall be taken into account any consideration received by the Company for such options, warrants or other rights and any amount payable exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.
          In the event that the Company issues Common Stock, or any options, warrants or other rights, and as a result of such issuance the number of Warrant Shares issuable upon the exercise of a Warrant would be subject to adjustment pursuant to the terms of this Section 11(b)(iii) and Section 11(b)(ii) above and/or Section 11(d)(ii) below, then the number of Warrant Shares issuable upon the exercise of a Warrant shall equal the greater of: (x) the number of Warrant Shares issuable upon the exercise of a Warrant as adjusted pursuant to this Section 11(b)(iii), (y) the number of Warrant Shares issuable upon the exercise of a Warrant as adjusted pursuant to Section 11(b)(ii), if applicable, or (z) the number of Warrant Shares issuable upon the exercise of a warrant as adjusted pursuant to Section 11(d)(ii), if applicable.
          In no event shall the number of Warrant Shares issuable upon the exercise of a Warrant be decreased pursuant to this Section 11(b)(iii).
     (iv) In case the Company shall distribute shares of its Capital Stock, evidences of its indebtedness or other of its assets or property other than (1) dividends or distributions covered by Section 11(b)(i) and Section 11(b)(ii), (2) dividends or distributions paid exclusively in cash, and (3) Spin-Offs to which the provisions set forth below in this Section 11(b)(iv) shall apply (any of such shares of Capital Stock, indebtedness, or other asset or property hereinafter in this Section 11(b)(iv) called the “Distributed Property”), to all or substantially all holders of its Common Stock, then, in each such case the number of Warrant Shares issuable upon the exercise of a Warrant shall be adjusted based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to the open of business on the Ex-Dividend Date for such distribution;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant immediately after the open of business on the Ex-Dividend Date for such distribution;
          SP0 = the average of the Last Reported Sale Prices of the Common Stock over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and
          FMV = the fair market value (as determined by the Board of Directors) of the shares of Capital Stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of the Common Stock as of the open of business on the Ex-Dividend Date for such distribution.
          Such adjustment shall become effective immediately prior to the opening of business on the Ex-Dividend Date for such distribution; provided that if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Warrant holder shall receive on the date on which the Distributed Property is distributed to holders of Common Stock, for each Warrant the amount of Distributed Property such holder would have received had such holder exercised the Conversion Right (as such term is defined in Section 6 hereto) immediately prior to the Record Date for such distribution. If such distribution is not so paid or made, the number of Warrant Shares issuable upon the exercise of a Warrant shall again be adjusted to be the number of Warrant Shares issuable upon the exercise of a Warrant that would then be in effect if such dividend or distribution had not been declared. If the Board of Directors determines “FMV” for purposes of this Section 11(b)(iv) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Last Reported Sale Prices of the Common Stock over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution.
          With respect to an adjustment pursuant to this Section 11(b)(iv) where there has been a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company and such shares of Capital Stock are listed on a U.S. national securities exchange (a “Spin-Off”), the number of Warrant Shares issuable upon the exercise of a Warrant in effect immediately before the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off will be increased based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant immediately after the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off;
          FMV0 = the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of the Common Stock over the first ten consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off; and
          MP0 = the average of the Last Reported Sale Prices of the Common Stock over the first ten consecutive Trading Day period immediately following and including the effective date of the Spin-Off.
          The adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant under the preceding paragraph shall become effective at the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off; provided that, for purposes of determining the number of Warrant Shares issuable upon the exercise of a Warrant, in respect of any conversion during the ten Trading Days immediately following, and including, the effective date of any Spin-Off, references in the portion of this Section 11(b)(iv) related to Spin-Offs to ten Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the effective date of such Spin-Off and the date on which the Warrant is exercised.

          Rights, options or warrants distributed by the Company to all holders of its Common Stock entitling the holders thereof to subscribe for or purchase shares of the Company’s Capital Stock, including Common Stock (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (1) are deemed to be transferred with such shares of the Common Stock; (2) are not exercisable; and (3) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this Section 11(b) (and no adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant under this Section 11(b) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the number of Warrant Shares issuable upon the exercise of a Warrant shall be made under this Section 11(b)(iv). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Agreement, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant under this Section 11(b) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the number of Warrant Shares issuable upon the exercise of a Warrant shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Stock with respect to such rights, options or warrants (assuming such holder had retained such rights or warrants), made to all holders of Common Stock as of the date of such redemption or repurchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the number of Warrant Shares issuable upon the exercise of a Warrant shall be readjusted as if such rights, options and warrants had not been issued.
          For purposes of this Section 11(b)(iv), Section 11(b)(i), and Section 11(b)(ii), any dividend or distribution to which this Section 11(b)(iv) is applicable that also includes shares of Common Stock, or rights, options or warrants to subscribe for or purchase shares of Common Stock to which Section 11(b)(ii) applies (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of indebtedness, assets or shares of capital stock other than such shares of Common Stock or rights, options or warrants to which Section 11(b)(iv) applies (and any adjustment required by this Section 11(b)(iv) with respect to such dividend or distribution shall then be made) immediately followed by (2) a dividend or distribution of such shares of Common Stock or such rights, options or warrants (and any further adjustment required by Section 11(b)(i) and Section 11(b)(ii) with respect to such dividend or distribution shall then be made), except (A) the Ex-Dividend Date of such dividend or distribution shall be substituted as “the Ex-Dividend Date,” “the Ex-Dividend Date relating to such distribution of such rights, options or warrants” and “the Ex-Dividend Date for such distribution” within the meaning of Section 11(b)(i) and Section 11(b)(ii) and (B) any shares of Common Stock included in such dividend or distribution shall not be deemed “outstanding immediately prior to the Ex-Dividend Date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be” within the meaning of Section 11(b)(i) or “outstanding immediately prior to the Ex-Dividend Date for such dividend or distribution” within the meaning of Section 11(b)(ii).
     In no event shall the number of Warrant Shares issuable upon the exercise of a Warrant be decreased pursuant to this Section 11(b)(iv).

     (v) If any cash dividend or distribution is made to all or substantially all holders of its Common Stock, the number of Warrant Shares issuable upon the exercise of a Warrant shall be adjusted based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;
          SP0 = the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and
          C = the amount in cash per share the Company distributes to holders of its Common Stock
          Such adjustment shall become effective immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution; provided that if “C” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Warrant holder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Common Stock, for each Warrant, the amount of cash such holder would have received had such holder exercised the Conversion Right (as such term is defined in Section 6 hereto) immediately prior to the Record Date for such distribution. If such dividend or distribution is not so paid or made, the number of Warrant Shares issuable upon the exercise of a Warrant shall again be adjusted to be the number of Warrant Shares issuable upon the exercise of a Warrant that would then be in effect if such dividend or distribution had not been declared.
          For the avoidance of doubt, for purposes of this Section 11(b)(v), in the event of any reclassification of the Common Stock, as a result of which the Warrants provide the holder thereof the right to purchase more than one class of Common Stock, if an adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant is required pursuant to this Section 11(b)(v), references in this Section to one share of Common Stock or Last Reported Sale Price of one share of Common Stock shall be deemed to refer to a unit or to the price of a unit consisting of the number of shares of each class of Common Stock which a Warrant holder is entitled to receive upon exercise of a Warrant equal to the numbers of shares of such class issued in respect of one share of Common Stock in such reclassification. The above provisions of this paragraph shall similarly apply to successive reclassifications.
          In no event shall the number of Warrant Shares issuable upon the exercise of a Warrant be decreased pursuant to this Section 11(b)(v).
     (vi) If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Stock and the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the average of the Last Reported Sale Prices of the Common Stock over the ten consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the number of Warrant Shares issuable upon the exercise of a Warrant shall be increased based on the following formula:

          where
          WS0 = the number of Warrant Shares issuable upon the exercise of a Warrant at the close of business on the last Trading Day of the period of ten consecutive Trading Days commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;
          WS' = the number of Warrant Shares issuable upon the exercise of a Warrant at the open of business on first day following the last Trading Day of the period of ten consecutive Trading Days commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;
          AC = the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for shares of Common Stock purchased in such tender or exchange offer;
          OS0 = the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to such tender offer or exchange offer);
          OS' = the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and
          SP' = the average of the Last Reported Sale Prices of Common Stock over the ten consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.
          Such adjustment shall become effective at the close of business on the tenth Trading Day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the number of Warrant Shares issuable upon the exercise of a Warrant, in respect of any conversion during the ten Trading Days following the date that any such tender or exchange offer expires, references in this Section 11(b)(vi) to ten Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the date on which the Warrant is exercised. If the Company is obligated to purchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any or all or any portion of such purchases or all such purchases are rescinded, the number of Warrant Shares issuable upon the exercise of a Warrant shall again be adjusted to be the number of Warrant Shares issuable upon the exercise of a Warrant that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that had been effected.
          In no event shall the number of Warrant Shares issuable upon the exercise of a Warrant be decreased pursuant to this Section 11(b)(vi).
     (vii) The term “Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock (or other security) have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).
     (viii) Except as stated herein, the Company shall not adjust the number of Warrant Shares issuable upon the exercise of a Warrant (x) if the Warrant holders may participate in the transaction described in Section 11(b)(i), (ii), (iv), (v) or (vi) or (y) for the issuance of shares of its Common Stock or any securities convertible into or exchangeable for shares of its Common Stock or the right to purchase shares of its Common Stock or such convertible or exchangeable securities.
     For the avoidance of doubt, if the Warrant holders may participate in a transaction described in Section 11(b)(ii) to which both Section 11(b)(ii) and 11(b)(iii) would apply, no adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant shall be made pursuant to either Section 11(b)(ii) or Section 11(b)(iii).
     (ix) Notwithstanding this Section 11(b) or any other provision of this Agreement, if any adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant becomes effective, or any Ex-Dividend Date for any issuance, dividend or distribution (relating to a required adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant) occurs, during the period beginning on, and including, the open of business on the date of the exercise of a Warrant and ending on, and including, the close of business on the third Trading Day immediately following the relevant date of exercise, the Board of Directors shall make adjustments to the number of Warrant Shares issuable upon the exercise of a Warrant as is necessary or appropriate to effect the intent of this Section 11(b) and the other provisions this Agreement and to avoid unjust or inequitable results, as determined in good faith by the Board of Directors. Any adjustment made pursuant to this Section 11(b)(ix) shall apply in lieu of the adjustment or other term that would otherwise be applicable.
     (x) In addition to those required by clauses (i), (ii), (iii), (iv), (v) and (vi) of this Section 11(b), and to the extent permitted by applicable law and subject to the applicable rules of The NASDAQ Global Select Market, the Company from time to time may increase the number of Warrant Shares issuable upon the exercise of a Warrant by any amount for a period of at least twenty Business Days if the Board of Directors determines that such increase would be in the Company’s best interest. In addition, the Company may also (but is not required to) increase the number of Warrant Shares issuable upon the exercise of a Warrant to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock in connection with any dividend or distribution of shares (or rights to acquire shares) or similar event. Whenever the number of Warrant Shares issuable upon the exercise of a Warrant is increased pursuant to the preceding sentence, the Company shall mail to the holder of each Warrant at its last address appearing on the Warrant Register a notice of the increase at least fifteen days prior to the date the increased number of Warrant Shares issuable upon the exercise of a Warrant takes effect, and such notice shall state the increased number of Warrant Shares issuable upon the exercise of a Warrant and the period during which it will be in effect.
     (xi) The number of Warrant Shares issuable upon the exercise of a Warrant will not be adjusted:
     (A) upon the issuance of any shares of the Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of the Common Stock under any plan;

     (B) upon the issuance of any shares of the Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;
     (C) upon the issuance of any shares of the Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date the Warrants were first issued;
     (D) for a change in the par value of the Common Stock; or
     (E) for accrued and unpaid interest.
     (xii) All calculations and other determinations under this Section 11 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of a share.
     (xiii) Whenever the number of Warrant Shares issuable upon the exercise of a Warrant is adjusted as herein provided, the Company shall promptly file with the Warrant Agent an Officers’ Certificate setting forth the number of Warrant Shares issuable upon the exercise of a Warrant after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until the Warrant Agent shall have received such Officers’ Certificate, the Warrant Agent shall not be deemed to have knowledge of any adjustment of the number of Warrant Shares issuable upon the exercise of a Warrant and may assume without inquiry that the last number of Warrant Shares issuable upon the exercise of a Warrant of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the number of Warrant Shares issuable upon the exercise of a Warrant setting forth the adjusted number of Warrant Shares issuable upon the exercise of a Warrant and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the number of Warrant Shares issuable upon the exercise of a Warrant to the holder of each Warrant at its last address appearing on the Warrant Register, within ten days of the effective date of such adjustment. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.
     (xiv) For purposes of this Section 11(b), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Company will not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company.
(c) Notwithstanding anything herein to the contrary, in the event that a Make-Whole Fundamental Change occurs on or prior to the second anniversary of the Issue Date and pursuant to which at least ten per cent of the consideration received in connection therewith consists of cash and/or shares of common stock that are not Publicly Traded Securities, the number of Warrant Shares issuable upon the exercise of a Warrant, at any time from, and including, the effective date of a Make-Whole Fundamental Change until, and including, the close of business on the Business Day immediately prior to the related Fundamental Change Repurchase Date corresponding to such Make-Whole Fundamental Change, shall be increased to an amount equal to the number of Warrant Shares issuable upon the exercise of a Warrant that would, but for this Section 11(c), otherwise apply to such Warrant pursuant to this Agreement, plus an amount of Warrant Shares equal to ten per cent of the then applicable number of Warrant Shares issuable upon the exercise of a Warrant.
     As soon as practicable after the Company determines the anticipated Effective Date of any proposed Make-Whole Fundamental Change, but in any event at least thirty-five Business Days prior to such anticipated Effective Date, the Company shall mail to each Warrant holder and the Warrant Agent written notice of, and shall issue a press release indicating, and publicly announce, through a public medium that is customary for such announcements, and publish on the Company’s website, the anticipated effective date of such proposed Make-Whole Fundamental Change. Each such press release notice, announcement and publication shall also state that in connection with such Make-Whole Fundamental Change, the Company shall increase, in accordance herewith, the number of Warrant Shares issuable upon the exercise of a Warrant entitled as provided herein to such increase (along with a description of how such increase shall be calculated and the time periods during which Warrants must be surrendered in order to be entitled to such increase). No later than the actual Effective Date of each Make-Whole Fundamental Change, the Company shall mail to each Warrant holder and the Warrant Agent written notice of, and shall issue a press release indicating, and publicly announce, through a public medium that is customary for such announcements, and publish on the Company’s website, such Effective Date and the amount by which the number of Warrant Shares issuable upon the exercise of a Warrant has been so increased.
     Nothing in this Section 11(c) shall prevent an adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant pursuant to Section 11(b) in respect of a Make-Whole Fundamental Change.
(d) (i) Upon each event that provides for an adjustment of the number of shares of Common Stock issuable upon exercise of each Warrant pursuant to this Section 11, each Warrant outstanding prior to the making of the adjustment shall thereafter have an adjusted Exercise Price obtained from the following formula:

          where:
          EP' = the adjusted Exercise Price.
          EP0 = the Exercise Price prior to adjustment.
          WS' = the adjusted number of Warrant Shares issuable upon the exercise of a Warrant by payment of the adjusted Exercise Price.
          WS0 = the number of Warrant Shares previously issuable upon the exercise of a Warrant by payment of the Exercise Price prior to adjustment.
     In the event that the Company issues Common Stock, or any options, warrants or other rights, and as a result of such issuance the Exercise Price would be subject to adjustment pursuant to the terms of both this Section 11(d)(i) and Section 11(d)(ii), then the Exercise Price shall equal the lesser of: (x) the Exercise Price as adjusted pursuant to this Section 11(d)(i) or (y) the Exercise Price as adjusted pursuant to Section 11(d)(ii).
     (ii) In case the Company shall issue to any person any shares of Common Stock, or any options, warrants or other rights (including debt or other securities convertible into or exchangeable for Common Stock, but excluding the Notes) entitling the holders thereof to subscribe for, purchase or otherwise acquire shares of Common Stock, in either case at a price per share which, on the date of such issuance, is lower than the Exercise Price (after giving effect to any adjustment to the number of Warrant Shares issuable upon the exercise of a Warrant required by Section 11(b) or Section 11(c) and any subsequent adjustment to the Exercise Price required by Section 11(d)(i)), then (A) the Exercise Price shall be reduced to the price per share of such newly issued Common Stock, or the price per share at which such newly issued options, warrants or other rights may be converted into or exchanged for shares of Common Stock, as the case may be, and (B) the number of Warrant Shares issuable upon the exercise of a Warrant shall be increased to the number equal to the number of Warrant Shares obtained by multiplying the number of Warrant Shares issuable upon the exercise of a Warrant immediately prior to the adjustment described in this Section 11(d)(ii) by the quotient obtained by dividing the Exercise Price prior to the adjustment in clause (A) by the Exercise Price following the adjustment in clause (A).
          In the event that the Company issues Common Stock, or any options, warrants or other rights, and as a result of such issuance the number of Warrant Shares issuable upon the exercise of a Warrant would be subject to adjustment pursuant to the terms of this Section 11(d)(ii) and Section 11(b)(ii) and/or Section 11(b)(iii) above, then the number of Warrant Shares issuable upon the exercise of a Warrant shall equal the greater of: (x) the number of Warrant Shares issuable upon the exercise of a Warrant as adjusted pursuant to this Section 11(d)(ii), (y) the number of Warrant Shares issuable upon the exercise of a Warrant as adjusted pursuant to Section 11(b)(ii), if applicable, or (z) the number of Warrant Shares issuable upon the exercise of a warrant as adjusted pursuant to this Section 11(b)(iii), if applicable.
          In the event that the Company issues Common Stock, or any options, warrants or other rights, and as a result of such issuance the Exercise Price would be subject to adjustment pursuant to the terms of this Section 11(d)(ii) and Section 11(d)(i), then the Exercise Price shall equal the lesser of: (x) the Exercise Price as adjusted pursuant to this Section 11(d)(ii) or (y) the Exercise Price as adjusted pursuant to Section 11(d)(i).
          In no event shall the Exercise Price be increased or the number of Warrant Shares issuable upon exercise of a Warrant be decreased pursuant to this Section 11(d)(ii).
     (iii) Following any adjustment to the Exercise Price pursuant to this Section 11(d), the amount payable, when adjusted and together with any consideration allocated to the issuance of the Warrants, shall never be less than the par value per Warrant Share at the time of such adjustment. Such adjustment shall be made successively whenever any event listed above shall occur.
     SECTION 12. Fractional Interests.
     The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 12, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the fair market value on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.
     Warrants may be issued in fractional interests. Holders of fractional interests in Warrants will be entitled to purchase a number of Warrant Shares equal to the product obtained by multiplying the number of Warrant Shares issuable with respect to a full Warrant multiplied by the fractional interest owned by such holder in the Warrant.
     SECTION 13. Notices to Warrant Holders.
     Upon any adjustment of the number of Warrant Shares issuable upon the exercise of a Warrant or the Exercise Price pursuant to Section 11, the Company shall within five days, (i) cause to be filed with the Warrant Agent a certificate executed by the Chief Financial Officer of the Company setting forth the number of shares of common stock issuable upon the exercise of each Warrant after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based, and (ii) cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant Register written notice of such adjustments by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 13. The Warrant Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of such adjustment unless and until it shall have received such certificate.
     In case:
(a) the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants;
(b) the Company shall authorize the distribution to all holders of shares of Common Stock of evidences of its indebtedness or assets (other than regular cash dividends or dividends payable in shares of Common Stock or distributions referred to in subsection (b)(ii) of Section 11 hereof); or
(c) of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Common Stock issuable upon the exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock; or
(d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or
(e) the Company proposes to take any action (other than actions of the character described in Section 11(b)(i) hereof) which would require an adjustment to the number or type of securities issuable upon the exercise of the Warrants pursuant to Section 11 hereof, then the Company shall cause to be filed with the Warrant Agent and shall cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant Register, at least five calendar days prior to the applicable record date hereinafter specified, or as promptly as practicable under the circumstances in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this Section 13 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

     Nothing contained in this Agreement or in any of the Warrant Certificates shall be construed as conferring upon the holders thereof the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of Directors of the Company or any other matter, or any rights whatsoever as shareholders of the Company.
     SECTION 14. Merger, Consolidation or Change of Name of Warrant Agent.
     Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation succeeding to the business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under the provisions of Section 16. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, and in case at that time any of the Warrant Certificates shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor to the Warrant Agent; and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.
     In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent whose name has been changed may adopt the countersignature under its prior name, and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name, and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.
     SECTION 15. Warrant Agent.
     The Warrant Agent undertakes the duties and obligations imposed by this Agreement (and no implied duties or obligations shall be read into this Agreement against the Warrant Agent) upon the following terms and conditions, by all of which the Company and the holders of Warrants, by their acceptance thereof, shall be bound:
(a) The statements contained herein and in the Warrant Certificates shall be taken as statements of the Company and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as describe the Warrant Agent or action taken or to be taken by it. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrant Certificates except as herein otherwise provided.
(b) The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Warrant Certificates to be complied with by the Company.
(c) The Warrant Agent may consult at any time with counsel of its own selection (who may be counsel for the Company) and the Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant Certificate in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

(d) The Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant Certificate for any action taken in reliance on any Warrant Certificate, certificate of shares, notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.
(e) The Company agrees to pay to the Warrant Agent such compensation for all services rendered by the Warrant Agent in the administration and execution of this Agreement as the Company and the Warrant Agent shall agree in writing, to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in the execution of this Agreement (including reasonable fees and expenses of its counsel) and to indemnify the Warrant Agent (and any predecessor Warrant Agent) and save it harmless against any and all claims (whether asserted by the Company, a holder or any other person), damages, losses, expenses (including taxes other than taxes based on the income of the Warrant Agent), liabilities, including judgments, costs and counsel fees and expenses, for anything done or omitted by the Warrant Agent in the execution of this Agreement except as a result of its gross negligence or willful misconduct. The provisions of this Section 15(e) shall survive the expiration of the Warrants and the termination of this Agreement.
(f) The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more registered holders of Warrant Certificates shall furnish the Warrant Agent with security and indemnity reasonably satisfactory to it for any costs and expenses which may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as it may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrant Certificates or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent and any recovery of judgment shall be for the ratable benefit of the registered holders of the Warrants, as their respective rights or interests may appear.
(g) The Warrant Agent, and any stockholder, director, officer or employee of it, may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.
(h) The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own gross negligence or willful misconduct.
(i) The Warrant Agent shall not at any time be under any duty or responsibility to any holder of any Warrant Certificate to make or cause to be made any adjustment of the Exercise Price or number of the Warrant Shares or other securities or property deliverable as provided in this Agreement, or to determine whether any facts exist which may require any of such adjustments, or with respect to the nature or extent of any such adjustments, when made, or with respect to the method employed in making the same. The Warrant Agent shall not be accountable with respect to the validity or value or the kind or amount of any Warrant Shares or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or with respect to whether any such Warrant Shares or other securities will when issued be validly issued and fully paid and nonassessable, and makes no representation with respect thereto.
(j) Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Warrant Agent shall have any liability to any holder of a right or other person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation; provided that the Company must use its reasonable best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.
(k) Any application by the Warrant Agent for written instructions from the Company may, at the option of the Warrant Agent, set forth in writing any action proposed to be taken or omitted by the Warrant Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Warrant Agent shall not be liable for any action taken by, or omission of, the Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three business days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.
(l) No provision of this Agreement shall require the Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.
(m) In addition to the foregoing, the Warrant Agent shall be protected and shall incur no liability for, or in respect of, any action taken or omitted by it in connection with its administration of this Agreement if such acts or omissions are in reliance upon (i) the proper execution of a certification concerning beneficial ownership unless the Warrant Agent shall have actual knowledge that, as executed, such certification is untrue, or (ii) the non-execution of such certification including, without limitation, any refusal to honor any otherwise permissible assignment or election by reason of such non-execution.
     SECTION 16. Change of Warrant Agent.
     If the Warrant Agent shall become incapable of acting as Warrant Agent, the Company shall appoint a successor to such Warrant Agent. Pending appointment of a successor to such Warrant Agent, the duties of the Warrant Agent shall be carried out by the Company. The holders of a majority of the unexercised Warrants shall be entitled at any time to remove the Warrant Agent and appoint a successor to such Warrant Agent. Such successor to the Warrant Agent need not be approved by the Company or the former Warrant Agent. After appointment the successor to the Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the former Warrant Agent upon payment of all fees and expenses due it and its agents and counsel shall deliver and transfer to the successor to the Warrant Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to give any notice provided for in this Section 16, however, or any defect therein, shall not affect the legality or validity of the appointment of a successor to the Warrant Agent.

     SECTION 17. Notices to Company and Warrant.
     Any notice or demand authorized by this Agreement to be given or made by the Warrant Agent or by the registered holder of any Warrant Certificate to or on the Company shall be sufficiently given or made when and if deposited in the mail, first class or registered, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:
Aries Maritime Transport Limited
18 Zerva Nap., Glyfada
Athens 166 75, Greece
Telecopier No.: +30 (210) 898-3788
Attention: Chief Executive Officer
     In case the Company shall fail to maintain such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations may be made and notices and demands may be served at the principal office of the Warrant Agent.
     Any notice pursuant to this Agreement to be given by the Company or by the registered holder(s) of any Warrant Certificate to the Warrant Agent shall be sufficiently given when and if deposited in the mail, first-class or registered, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company) to the Warrant Agent as follows:
Investment Bank of Greece
24B, Kifissias Avenue, Athens
Maroussi 151 25 Greece
Attention: Branch Manager
     SECTION 18. Supplements and Amendments.
     The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any holders of Warrant Certificates in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which shall not in any way materially adversely affect the interests of the holders of Warrant Certificates.
     Notwithstanding anything in this Agreement to the contrary, the prior written consent of the Warrant Agent must be obtained in connection with any supplement or amendment which alters the rights or duties of the Warrant Agent. The Company and the Warrant Agent may amend any provision herein with the consent of the holders of Warrants exercisable for a majority of the Warrant Shares issuable on exercise of all outstanding Warrants.
     SECTION 19. Successors.
     All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

     SECTION 20. Termination.
     This Agreement will terminate on any earlier date if all Warrants have been exercised or expired without exercise. The provisions of Section 15 hereof shall survive such termination.
     SECTION 21. Governing Law.
     This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York (without regard to conflicts of law principles) and for all purposes shall be construed in accordance with the laws of said State (without regard to conflicts of law principles).
     SECTION 22. Benefits of This Agreement.
     Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Warrant Agent and the registered holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Agreement, and this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the registered holders of the Warrant Certificates.
     SECTION 23. Counterparts.
     This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

ARIES MARITIME TRANSPORT LIMITED

By:	/s/ Jeffrey Owen Parry
Name:	Jeffrey Owen Parry
Title:	Chief Executive Officer
[Company Signature Page to Warrant Agreement]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

INVESTMENT BANK OF GREECE, as Warrant Agent

By:	/s/ Kyriakos D. Magiras
Name:	Kyriakos D. Magiras
Title:
[IBG Signature Page to Warrant Agreement]

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